Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated April 11, 2016, relating to the consolidated balance sheets as of December 31, 2015 and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2015 and related financial statement schedule of The9 Limited, its subsidiaries and its variable interest entities (the “Group”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the translation of Renminbi amounts to United States dollar amounts for the convenience of readers in the United States), appearing in the Annual Report on Form 20-F of The9 Limited for the year ended December 31, 2016.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 7, 2017